EXHIBIT 99.1

Vicinity Motor Corp. Secures U.S. Midwest Distribution Agreement with Hoekstra Transportation

New Distributor Adds New Sales and Service Coverage in Key Midwestern States of Michigan, Indiana and Ohio

VANCOUVER, BC – April 13, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has signed a new distribution agreement with Hoekstra Transportation, Inc. (“Hoekstra”), Michigan’s largest school bus, commercial bus, cargo and custom van dealer, to offer the Company’s Vicinity LightningTM, Vicinity Classic and VMC-Optimal vehicles, including an initial order for eight (8) vehicles.

Hoekstra Transportation Inc. has been family-owned and operated since 1928, and is part of the Hoekstra family of companies. Hoekstra Transportation is a dealership for school buses, commercial shuttle buses, and mobility vehicles with locations in Grand Rapids and Troy, Michigan.

Under the terms of the agreement, Hoekstra will distribute Vicinity vehicles throughout Michigan, Indiana and Ohio. The Vicinity line adds to Hoekstra’s portfolio of traditional and electric vehicles. The agreement includes a commitment to eight vehicles, including Vicinity Classic, Vicinity Lightning and VMC Optimal vehicles.

“We are excited that Hoekstra has chosen to represent Vicinity vehicles in Michigan, Indiana and Ohio – providing us with additional opportunities in this important transportation region,” said William Trainer, Founder and CEO of Vicinity Motor Corp, “And, with nearly 100 years’ experience in sales and support of mass passenger transportation, Hoekstra is truly an expert in the field. We believe our vehicles will perfectly compliment Hoekstra’s portfolio, especially with their increasing focus on electric vehicle solutions. We’re eager to work with the entire Hoekstra team to showcase our full range of electric bus solutions to their large base of satisfied customers.”

Mark Hoekstra, President and CEO of Hoekstra Transportation, added: “Our family’s automotive legacy has always focused on innovation and meeting the demands of our customers. VMC will help to expand our full range of vehicles with purpose-built, modern, cost-saving options including electrified buses and shuttles that complement our commitment to building a brighter, cleaner future for our customer’s communities. Having seriously considered the options available in the market, VMC was a clear partner for Hoekstra’s future.”

The Company also announces that Manuel Achadinha is no longer employed as an officer of the Company as of the date of this press release. Management wishes him the best in his future endeavors.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:

MarketSmart Communications Inc.

877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.